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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.A. Repple & Company**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

101 Normandy Road

(No. and Street)

Casselberry	Florida	32707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson, FINOP (623) 533-4407

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

(Name – *if individual, state last, first, middle name*)

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Repple _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

G.A. Repple & Company _____ , as

of December 31st _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Kathleen Ann Gould
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

G.A. Repple & Company

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2020

G.A. Repple & Company
Index
December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of G.A. Repple & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.A. Repple & Company (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in "Supplementary Schedules" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting   and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Beymr CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2015.
Lakewood, CO
February 26, 2021

G.A. Repple & Company
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	671,545
Commissions receivable		273,995
Deposits with clearing organization		50,087
Securities owned		146,989
Other receivables		36,954
Deferred tax asset		49,827
Prepaid expenses		34,553
TOTAL ASSETS	**$**	**1,263,949**

LIABILITIES & SHAREHOLDER'S EQUITY

Liabilities

Accounts Payable and accrued expenses	$	116,375
Commissions payable		27,420
Contingency for claims		75,000
Reserve for E & O insurance		120,993
Loan/Grant for PPP(Newtek Bank)		149,500
Payable to parent		59,198
Total Liabilities		**548,485**

Shareholder's Equity

Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in-capital	518,073
Retained earnings	197,291
Total Member's Equity	**715,464**
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**$ 1,263,949**

The accompanying notes are an integral part of these financial statements.

G.A. Repple & Company
Notes to Financial Statements
For the Year Ended December 31, 2020

1. Organization

G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining the valuation of allowance for doubtful accounts, contingencies for claims (Note 6), and for determining the fair value of assets. It is at least reasonably possible that the significant estimates used will change within the next year.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Concentrations of Credit Risk

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

G.A. Repple & Company
Notes to Financial Statements
For the Year Ended December 31, 2020

Clearing Account Deposits

The Company is required to maintain cash balances with clearing agents which are restricted as to use.

Securities Owned

The Company purchased Church bonds and the Capstone Church Capital Fund as part of a settlement with two clients. The bonds were purchased at a discount from par and all but one is valued at purchase price, due to the lack of an active market pricing structure for the Church bonds. The total value of the Church bonds from the settlement purchase, as of December 31, 2020 is $51,293. The remainder of securities owned reflects active pricing and is shown at market.

Receivables and Allowance for Doubtful Accounts

Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other accounts receivables include amounts owed by representatives for client settlements and legal fees advanced by the company.

Revenue

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue for principal transactions are recognized on trade date, while marketing and other income are recognized when earned. Fee income is accrued for the period earned.

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

G.A. Repple & Company
Notes to Financial Statements
For the Year Ended December 31, 2020

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. **Related Party Transactions**

The Company is managed by its Parent and sole shareholder, G.A. Repple Financial Group, Inc. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for management fees. The management fees through December 31, 2020 represents reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses.

Due to parent consists of interest-free amounts owed to the Firm by the Parent and are due on demand.

4. **Financial Instruments**

According to FASB ASC No. 820, Fair Value Measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted active markets price quotes for identical assets and having the highest priority and Level 3 inputs having the lowest priority. The Company used appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 1 nor Level 2 inputs were available to the Company and Level 3 inputs were used because of this.

G.A. Repple & Company
Notes to Financial Statements
For the Year Ended December 31, 2020

	Quoted prices in Active Markets for Identical assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of 12/31/20
Securities owned at fair value	$ -	$ -	$ 146,989	$ 146,989

	Level 3 beginning 12/31/19	Net transfers In and/or (out) of Level 3	Purchases	Sales and settlements	Realized and Unrealized Gains/(losses)	Level 3 Ending balance 12/31/20	Change in unrealized gains/(losses) for investment still held at 12/31/20
Assets:							
Securities owned	$ 282,344	$ -	$ -	$ (127,650.00)	$ (7,705)	$146,989	$ 55,896

Level 3 fair value measurements	Fair Value at 12/31/2020	Valuation Technique	Unobservable inputs
Assets:			
Securities	$146,989	Third party pricing service	N/A

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2020, the Company had a net capital of $604,263 which was $554,263 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .66 to 1.

6. Commitments and Contingencies

The Company had no active arbitration or legal actions as of December 31, 2020. The Company has accrued $75,000 as a contingence should any complaints result in arbitration, or legal action.

The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims".

7. Retirement Plan

The Company offers a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a matching contribution of up to 3% percent of each eligible employee's annual salary to the plan.

8. Leases

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

9. PPP Loan

The Company received a loan from Newtek in the amount of $149,500 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 19, 2020 and may be forgiven to the extent that proceeds of the loan are used for eligible

expenditures such as payroll and other expenses described in the CARES Act. If the Company does not apply for forgiveness, payments are deferred 10 months after the end of the covered period of 24 weeks.

The Company applied for forgiveness in January 2021 and is waiting for resolution.

10. Other Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, or COVID-19, as a global pandemic, which continues to spread throughout the United States and around the world. The Company is continually monitoring the impact of the global pandemic on our business, especially since the Company conducts its activities in throughout multiple states, which, at various times since the onset of the global pandemic, has been severely affected by COVID-19. As a result, the Company has been subject to various requirements to stay at home and self-quarantine, as well as constraints on mobility and travel.

While the Company continues to advance its business, the Company is also continually assessing the impact of the global pandemic on its current and planned activities. There is no certainty as to the length and severity of societal disruption caused by COVID-19. Consequently, the Company does not have sufficient visibility to predict the impact of the global pandemic on its operations and overall business. Further, the business or operations of its strategic partners and other third parties with whom the Company conducts business may also be adversely affected by the global pandemic. The Company continues to closely monitor the impact of the global pandemic on its business and the business of it strategic partners and other third parties with whom the Company conducts business.

If the financial markets and/or the overall economy are negatively impacted for an extended period, the Company's financial performance may be materially adversely affected.

11. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2020 and determined that there are no material events that would require disclosure in the Company's financial statements.